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                            April 19, 2021

       Scott R. Zemnick
       General Counsel
       VPC Impact Acquisition Holdings
       c/o Victory Park Capital Advisors, LLC
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: VPC Impact
Acquisition Holdings
                                                            Registration
Statement on Form S-4
                                                            Filed March 31,
2021
                                                            File No. 333-254935

       Dear Mr. Zemnick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2021 letter.

       Registration Statement on Form S-4

       Risk Factors, page 52

   1. As it appears from your response to prior comment 5 that you will be a controlled company following the
business combination, please add a risk factor that discusses the effect, risks and
uncertainties of being designated a controlled company.
       Unaudited Pro Forma Condensed Combined Financial Information Introduction, page 210

   2. We note that Bakkt Pubco will acquire a controlling interest in Bakkt and will be the accounting acquirer.
Please clarify how you considered that since Bakkt Equity Holders
 Scott R. Zemnick
VPC Impact Acquisition Holdings
April 19, 2021
Page 2
         will retain control over Bakkt Pubco, the transaction would be subject to guidance for common control transactions. That is, the combination would lack substance. Please advise.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
INFORMATION
3. Transaction Accounting Adjustments to Pro Forma Condensed Combined Balance Sheet, page
216

3. You disclose in footnote (G) that there have been adjustments to historical mezzanine
         equity in Bakkt   s historical financial statements. Please revise
footnote (G) to describe
         the exchange terms for the incentive units.
4. Please clarify why the non-controlling interest is classified as stockholder's equity instead of mezzanine or temporary equity. We note your disclosure that "each Bakkt Opco
         Common Unit, when coupled with one Bakkt Pubco Class V Share may be exchanged for one Bakkt Pubco Class A Share or the Cash Amount in accordance with and subject to the terms of the Surviving Company LLC Agreement and the Exchange Agreement". It
         appears that this equity may not be permanent since the Units can be exchanged for cash.
         See ASC 480-10-S99. Please describe the terms and the accounting analysis that supports your presentation.
Key factors affecting our performance, page 274

5. We have reviewed your response to prior comment 9. Given that Bakkt and B2S
         Holdings appear to have engaged in operations, please tell us what operating metrics are regularly reviewed for Bakkt and B2S Holdings and what consideration was given to disclosing information about those metrics. Refer to Section III.B of SEC Release No. 33-
         8350.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Bakkt
Our Corporate Structure, page 276

6. We note your response to prior comment 14 and references to the disclosure on page F-
       40. It appears that based on that disclosure a supplemental discussion based on pro forma financial information is warranted, especially since Bakkt had negative revenues in 2019.
       Further, presenting and analyzing pro forma revenue and cost of revenue seems to be meaningful information in order to discuss the decrease in revenue as shown on your page
       F-40. The revenue discussed for 2020 is primarily that of Bridge2 Solutions. In light of these factors, explain in greater detail why this pro forma information is not material
FirstName LastNameScott R. Zemnick
       information to an investor. In addition, please explain why Bridge2
Solutions    revenue of
Comapany   NameVPC
       $30,774K         Impact
                  included      Acquisition
                            in Bakkt's       Holdings
                                       consolidated  statements of operations
from February 22,
       2020
April 19,    through
          2021 Page 2December 31, 2020 is more than Bakkt's reported revenue of $28,495K.
FirstName LastName
 Scott R. Zemnick
FirstName   LastNameScott  R. Zemnick
VPC Impact    Acquisition Holdings
Comapany
April       NameVPC Impact Acquisition Holdings
       19, 2021
April 319, 2021 Page 3
Page
FirstName LastName
Consolidated Statements of Operations, page F-24

7. In your response to prior comments 17 and 20, you state that you apply the guidance in
         Rule 5-03 of Regulation S-X. However, this does not appear to be the case given that you further explain that you do not operate your business in a manner that allows costs to be distinguished between their nature and function and you continue to present your operating expenses by nature and function. Please explain how your presentation of
            compensation and benefits    expense complies with Rule 5-03 of
Regulation S-X when
         these expenses are not allocated across your other operating expenses. The amounts should be allocated on a reasonable basis in order to comply with the Rule.
Bakkt Holdings, LLC
13. Fair Value Measurements, page F-57

8. Your response to prior comment 19 states that "Bitcoin that Bakkt holds in a custodial
         capacity on behalf of its customers are not included in Bakkt   s
consolidated balance
         sheets". Please provide an analysis of whether you have legal and accounting control of the Bitcoin. That is, explain in greater detail why the Bitcoin is an off-balance sheet asset. See ASC 606-10-55-36 and 36A.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Era Anagnosti